UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED
Date: October 19, 2026	By:	/s/ Brian Curry
Name: Brian Curry
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Arrangement Agreement dated October 6, 2026 among Emera Incorporated, ATCO Ltd., Canadian Utilities Limited and 2856571 Alberta Ltd.

99.2	Form of Voting and Support Agreement between Emera Incorporated and the Directors and Officers of Canadian Utilities Limited

99.3	Form of Voting and Support Agreement between Emera Incorporated and the Directors and Officers of ATCO Ltd.

99.4	Form of Voting and Support Agreement among ATCO Ltd., Canadian Utilities Limited and the Directors and Officers of Emera Incorporated

99.5	Voting Support Agreement dated October 6, 2026 between Sentgraf Enterprises Ltd. and Emera Incorporated

99.6	Voting Support Agreement dated October 6, 2026 between ATCO Ltd. and Emera Incorporated

99.7	Voting Support Agreement dated October 6, 2026 between Sentgraf Holdings Ltd. and Emera Incorporated

99.8	Voting Support Agreement dated October 6, 2026 between the Margaret E. Southern Spousal Trust and Emera Incorporated